EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	03/27/14
Item IDs	8.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**	
	Form 8-K, CHCO Dividend Increase 3 2014	
GRAPHIC	**chcologo.jpg**	
	CHCO logo	
EX-99.1	**ex99-1.htm**	
	Exhibit 99.1, Press Release for Dividend Increase 3 2014	
8-K	**submissionpdf.pdf**	
	Printable copy, Form 8-K, CHCO Dividend Increase & Press Release	

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
March 27, 2014



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 – Other Events

Item 8.01 – Other Events.

On March 27, 2014, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the declaration of a $0.40 per common share cash dividend for shareholders of record as of April 15, 2014, payable on April 30, 2014. The dividend represents an 8% increase from the $0.37 per share cash dividend paid in the first quarter of 2014. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company announcing its increase in dividends payable to common shareholders.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	News Release issued March27, 2014

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 27, 2014</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

-2-

Exhibit 99.1

NEWS RELEASE

For Immediate Release
March 27, 2014

For Further Information Contact:
Charles Hageboeck, President & CEO
(304) 769-1102

City Holding Company Raises Dividend
8% On Common Shares

     Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ: CHCO), a $3.4 billion bank holding company headquartered in Charleston, yesterday declared a dividend of 40 cents per common share for shareholders of record as of April 15, 2014. The dividend is payable on April 30, 2014. The dividend represents an 8% increase from the 37 cents per share cash dividend paid in the first quarter of 2014 and follows a 6% increase in the cash dividend, from 35 cents per common share to 37 cents, approved by the board in March 2013.

     "I am very pleased with the Board's decision to once again increase the quarterly cash dividend" stated Charles (Skip) Hageboeck, President and CEO. "This increase reaffirms the Company's commitment of returning value to its shareholders. The decision to increase the dividend to $1.60 on an annualized basis is based on the Company's current strong capital and liquidity position, our outstanding financial performance during 2013, and our confidence in the Company's ability to sustain this performance."

     City Holding Company is the parent company of City National Bank of West Virginia. City National operates 82 branches across West Virginia, Virginia, Eastern Kentucky and Southern Ohio. The Company's stock is traded on the NASDAQ Global Select Market under the quotation symbol "CHCO".

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and

deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the United States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.